SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated March 2, 2006 regarding acquisition of 50% interests in China Netcom Broadband Corporation Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: March 9, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

CONNECTED TRANSACTION
Acquisition of 50% interests in CNCBB from the China Netcom Group

Further to the August Announcement, PCCW IMS China, an indirect wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement in respect of the acquisition of 50% interests in CNCBB, as more particularly described in this announcement.

The transaction contemplated by the Sale and Purchase Agreement constitutes a connected transaction of the Company which is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules.

Further to the August Announcement, the Company announced that PCCW IMS China, an indirect wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with China Netcom and China Netcom Holding (as vendors) and CNCBB (as the target company) on 2 March 2006 whereby PCCW IMS China will acquire an aggregate of 50% of the registered capital of CNCBB in accordance with the terms of the Sale and Purchase Agreement as more particularly described in this announcement.

THE SALE AND PURCHASE AGREEMENT DATED 2 MARCH 2006

As stated in the August Announcement, the relevant parties entered into the Framework Agreement to set out the framework in connection with PCCW IMS China’s proposed acquisition of 50% of the registered capital of CNCBB. The parties set out below entered into the Sale and Purchase Agreement on 2 March 2006 to set out in further details the terms and conditions of the proposed acquisition, which are substantially based on the framework set out in the Framework Agreement:-

Parties:	China Netcom and China Netcom Holding (as vendors) PCCW IMS China (as purchaser) CNCBB (as the target company)

Assets involved:	50% of the registered capital of CNCBB after the completion of the CNCBB Reorganisation

Consideration:	The consideration is RMB318,000,000 (approximately HK$305,770,000), payable in Hong Kong dollars. In the event adjustment has to be made pursuant to the relevant state-owned assets transfer requirements, the parties will negotiate for the revised consideration within 1 month from the date when the independent valuation of CNCBB is approved or filed. If the parties cannot reach agreement on the revised consideration by the time limit specified above, the Sale and Purchase Agreement will be automatically terminated and the parties shall have no claims against each other.

The consideration was arrived at after arm’s length negotiation between the parties having regard to the pro-forma net assets value of CNCBB of approximately RMB610,000,000 (approximately HK$587,000,000) as at 31 December 2005 (based on their unaudited statutory accounts prepared in accordance with the relevant PRC accounting standards and assuming completion of the CNCBB Reorganisation on such date) and the potential of the broadband services market in the PRC.

Payment terms:	The consideration shall be payable in the following manner:

(i) first refundable deposit of HK$7,800,000(approximately RMB 8,112,000) within 10 business days from the date of the Sale and Purchase Agreement;

(ii) second refundable deposit of 40% of the consideration, being RMB127,200,000 (approximately HK$122,308,000), shall be payable in HK dollars equivalent, within 10 business days from the date of fulfillment of all conditions precedents (or any waiver thereof); and

(iii) the balance of the consideration, being approximately RMB182,688,000 (approximately HK$175,662,000), shall be payable in HK dollars equivalent, within 10 business days from the date of issue of the Sino-foreign equity joint venture business licence of CNCBB.

The consideration will be funded by internal resources of the Company.

Conditions Precedent:	The parties’ obligations for completion of the acquisition under the Sale and Purchase Agreement are subject to, amongst other things, the fulfillment of the following major conditions precedent, including but not limited to:-

	(i)	prior to the completion date: (aa) PCCW IMS China is provided with a copy of the legal opinion from China Netcom’s PRC legal advisors that the CNCBB Reorganisation complies with the relevant PRC laws and regulations and that CNCBB and its subsidiaries can carry out their businesses in accordance with the business scope specified in their existing business licences and value-added telecommunications licences; (bb) there being no material adverse change to the operations of CNCBB and its subsidiaries;

	(ii)	the agreement by other third parties acceptable to the vendors and PCCW IMS China to acquire the remaining, other than the 50% interests to be acquired by PCCW IMS China, 50% equity interests of CNCBB from the vendors and completion of the relevant documentation;

	(iii)	the completion of the CNCBB Reorganization and the resolution of certain matters arising out of the CNCBB Reorganization and the sale and purchase under the Sale and Purchase Agreement in a manner acceptable to PCCW IMS China and the relevant third parties;

	(iv)	the obtaining of all necessary consents and approval in respect of the sale and purchase (including approval of the independent valuation of CNCBB and approval of the transfer of equity interest contemplated under the Sale and Purchase Agreement by the State-owned Assets Supervision and Administration Commission of the PRC, approval of the transformation of CNCBB into a Sino-foreign equity joint venture, approval by the relevant telecommunications authority of the change in owners of CNCBB and its subsidiaries and (if required) consents from banks or financial institutions of CNCBB; and

	(v)	the collection of a receivable amounted to RMB190 million (approximately HK$182,700,000) by CNCBB from an independent third party.

In the event any of the conditions precedent for completion has not been satisfied (and/or waived) on or before 20 April 2006 (or such later date as may be agreed by the parties), the Sale and Purchase Agreement shall be terminated and the parties shall not have any claim against each other and the parties shall take such appropriate action to restate the position of all parties before the date of the Sale and Purchase Agreement.

Completion date of the acquisition:	The completion date of the acquisition shall take place within five business days of the satisfaction of all the conditions precedent or such other date as the parties may otherwise agree in writing.

Other terms:	Please refer to the “Undertakings by China Netcom” in the August Announcement.

Further, at any time after the date of the Sale and Purchase Agreement and CNCBB becomes a wholly-owned subsidiary of China Netcom, PCCW IMS China may appoint a Chief Financial Officer or a Chief Operating Officer to participate in the operations of CNCBB.

In addition, CNCBB and its subsidiaries shall effect change of their names without the word “Netcom” within 1 year from the completion date of the acquisition.

CNCBB

As at the date of this announcement, the China Netcom Group is interested in approximately 81.6% of the registered capital of CNCBB. The registered capital of CNCBB amounted to approximately RMB921,500,000 (approximately HK$886,000,000). Pursuant to a capital verification report of CNCBB dated 16 May 2002, the aggregate capital contribution by China Netcom Holding for such registered capital was RMB751,547,036 (approximately HK$723,000,000). Accordingly, the aggregate capital contribution by China Netcom Holding in respect of the 50% interests in CNCBB (which PCCW IMS China is going to purchase from the China Netcom Group) was approximately RMB461,000,000 (approximately HK$443,000,000).

CNCBB is engaged in broadband access, value-added services and reselling the China Netcom Group’s voice services. As a part of the CNCBB Reorganisation, the China Netcom Group intends to acquire from the minority shareholders of CNCBB all of the remaining registered capital of CNCBB. Upon completion of the CNCBB Reorganisation (which is expected to be completed prior to the completion of the Sale and Purchase Agreement), CNCBB will become a wholly-owned subsidiary of China Netcom and will be holding the following major assets:

(i)	51% of CNCBB Hangzhou which is engaged in internet access information services in Hangzhou, the PRC; and

(ii)	54.48% of CNCBB Ningbo which is engaged in internet access information services in Ningbo, the PRC.

The respective net assets value of CNCBB Hangzhou and CNCBB Ningbo as at 31 December 2003 and 31 December 2004 (based on their respective audited statutory accounts prepared in accordance with the relevant PRC accounting standards) were as follows:

	As at	As at
	31 December	31 December
	2003	2004
	RMB million	RMB million
Net Assets Value:
CNCBB Hangzhou	675	694
CNCBB Ningbo	151	184

The unaudited pro-forma net assets value of CNCBB as at 31 December 2005 (based on their unaudited statutory accounts prepared in accordance with the relevant PRC accounting standards and assuming completion of the CNCBB Reorganisation on such date) was approximately RMB610,000,000.

The respective profits (before and after taxation) of CNCBB Hangzhou and CNCBB Ningbo for the years ended 31 December 2003 and 31 December 2004 (based on their respective audited statutory accounts prepared in accordance with the relevant PRC accounting standards) were as follows:

	For the	For the
	year ended	year ended
	31 December	31 December
	2003	2004
	RMB million	RMB million
Profit before taxation:
CNCBB Hangzhou	67	34
CNCBB Ningbo	11	60
Net Profit after taxation:
CNCBB Hangzhou	67	25
CNCBB Ningbo	1	35

The unaudited pro-forma profits before and after taxation of CNCBB for the year ended 31 December 2005 (based on their unaudited statutory accounts prepared in accordance with the relevant PRC accounting standards and assuming completion of the CNCBB Reorganisation on such date) were approximately RMB54,000,000 and RMB47,000,000, respectively.

Upon completion of the transaction, CNCBB will be owned as to 50% by the Group and will be accounted for under the equity method. The Group will nominate directors to the board of CNCBB pro rata to the registered capital held by the Group in CNCBB but it is not expected that the Group will have any control over the composition of the board of CNCBB.

REASONS AND BENEFITS OF THE TRANSACTION

CNCBB is a broadband service provider in the PRC. Established in 2001 by China Netcom, CNCBB’s major business activities are broadband access, value-added services and reselling the China Netcom Group’s voice services. The directors of the Company consider that the investment by PCCW IMS China in CNCBB will create synergy for the broadband business of the Group and will enable the Group to explore opportunities and to expand beyond Hong Kong for its broadband services and other value-added services in the PRC through its investment in CNCBB.

Having considered the terms and conditions of the Sale and Purchase Agreement and the benefits of the transaction to the Company, the directors (including the independent non-executive directors) of the Company believe that the terms of the transaction contemplated under the Sale and Purchase Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONNECTED TRANSACTION

CNC BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, the China Netcom Group and CNCBB are therefore connected persons of the Company under the Listing Rules. The transaction therefore constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) for the transaction contemplated by the Sale and Purchase Agreement exceed 0.1% but are less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules. Details of the transaction will be included in the next published annual report of the Company.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The principal activities of the Company and its subsidiaries are the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the PRC.

China Netcom is a state-owned enterprise established under the laws of the PRC. It is the second largest fixed-line telecommunications providers in the PRC.

An announcement will be made by the Company if there is any material adjustment to the consideration or material waiver of conditions precedent for completion of the acquisition by PCCW IMS China.

DEFINITIONS

1.	Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as set out in the August Announcement

2.	Terms used in this announcement shall have the following meanings:

“August Announcement”	the announcement of the Company dated 25 August 2005 in respect of the Framework Agreement
“China Netcom Holding”	, China Netcom (Holdings) Company Limited*, a state-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom
“Framework Agreement”	the Framework Agreement entered into between China Netcom (as vendor), PCCW IMS China (as purchaser), and CNCBB (as the target company) on 25 August 2005 in respect of the proposed acquisition by PCCW IMS China from the China Netcom Group 50% of the registered capital of CNCBB (after the CNCBB Reorganisation)

For the purpose of illustration only, amounts denominated in RMB have been translated into HK$ at the exchange rate of HK$100:RMB104.

* The English name is inserted for identification purpose only.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 2 March 2006

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz